TELMEX ISSUED US$1 BILLION SENIOR NOTES MATURING IN 2008

Mexico City November 12, 2003 - Telefonos de Mexico, S.A. de C.V. ("TELMEX") (BMV: TELMEX, NYSE: TMX, NASDAQ: TFONY, LATIBEX: XTMXL) announced today that that it issued senior notes for the amount of US$ 1 billion maturing in 2008 with an interest rate of 4.50%.

The price of the senior notes was set with a yield of 115 basis points above the United States Treasury Bonds with comparable maturity. The closing is scheduled for November 19, 2003. The bond was mainly placed among institutional investors of the United States under Rule 144A. Credit Suisse First Boston and JP Morgan Securities acted as joint-bookrunners.

The proceeds will be used to fund several operating needs of the company.

TELMEX is the leading telecommunications company in Mexico with 15.4 million telephone lines in service, 2.2 million line equivalents for data transmission and 1.4 million Internet accounts. TELMEX offers telecommunications services through a 74 thousand kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers. More information about TELMEX can be accessed on the Internet at Telmex's Website.